                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549




                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)



                       (Amendment No. 4) *




                       ES&L  BANCORP, INC.
        --------------------------------------------------
                        (Name of Issuer)



                          COMMON STOCK
        --------------------------------------------------
                 (Title of Class of Securities)



                          269079 10 9
                      --------------------
                         (CUSIP Number)

                              N/A
      ------------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [x]  Rule 13d-1(b)

  [x]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 5 pages

CUSIP No. 269079 10 9               13G         Page 2 of 5 Pages


1.   NAME OF REPORTING PERSONS:

     Elmira Savings & Loan, F.A.
     Incentive Savings Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     16-1242898

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            72,849

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:      72,849

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                         72,849

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.8%.

12.  TYPE OF REPORTING PERSON*:   EP

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 269079 10 9               13G         Page 3 of 5 Pages



ITEM 1(a)  NAME OF ISSUER:
           ES&L Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           300 W. Water Street
           Elmira, New York  14901

ITEM 2(a)  NAME OF PERSON(S) FILING:
     Elmira Savings & Loan, F.A. Incentive Savings Plan ("Plan")

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(c) CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $.01 per share.

ITEM 2(e) CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-
          1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON
          FILING IS A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable.

ITEM 4.   OWNERSHIP
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for the reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for the reporting person.

     (c) See Row 5, 6, 7 and 8 of the second part of the cover page provided for the reporting person.

CUSIP No. 269079 10 9               13G         Page 4 of 5 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:   [   ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below the signatory in his capacity of Plan administrator certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 269079 10 9               13G         Page 5 of 5 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELMIRA SAVINGS & LOAN, F.A.
INCENTIVE SAVINGS PLAN

By Elmira Savings & Loan, F.A., as Plan Administrator


     /s/ William A. McKenzie                   February 2, 2000
     __________________________________        ________________
     William A. McKenzie, President            Date